Exhibit 99.1

February 1, 2021

GOLD STANDARD VENTURES PLAN OF OPERATIONS RULED COMPLETE BY BUREAU OF LAND MANAGEMENT

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) announced today its recently submitted Plan of Operations, outlining the Company’s plans to build and operate the South Railroad Project (“SRP”), has been ruled complete by the Bureau of Land Management Nevada (“BLM”). This ruling is an important step in the SRP permitting process.

Having the Plan of Operations ruled complete by the BLM allows the Company to commence the Environmental Impact Statement (“EIS”) process pursuant to the National Environmental Policy Act. Under current guidelines and taking into account the assumptions set out in the Plan of Operations, the EIS process is estimated to take between 12 to 18 months to complete.

“This is a key milestone for Gold Standard and a positive outcome of the efforts by our team in Nevada in conjunction with the BLM,” said Jason Attew, President and CEO. “With our Plan of Operations deemed complete, we begin the EIS process and move another step closer to achieving our goal of becoming the low-cost junior producer of choice in Nevada.”

The BLM is the lead agency for actions on public land and oversees development of the EIS with significant input from supporting Federal, State, and local agencies.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements about the potential development and operation of the SRP, the commencement and duration of the EIS process, and becoming a low-cost gold producer are forward looking statements. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will be successful in the development and operation of the SRP as a producing mine and that the Company will commence and complete the EIS process on the timelines currently expected. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks uncertainties and other factors include, among others: that the Company may not be successful in developing and/or operating the SRP; that the SRP may never be placed into production; that the Company may not successfully commence or complete the EIS process on the timelines expected, or at all; the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities

Gold Standard Ventures Corp.	PHONE	+1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com			Vancouver, BC, Canada V6C 1B4

legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:

Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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